2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining to sell silver production from its Portuguese mines to Silverstone

June 6, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that the Company has entered into an agreement with Silverstone Resources Corp ("Silverstone") (TSX.V: SST) to deliver silver production from its Neves-Corvo and Aljustrel mines to Silverstone. The agreement is subject to regulatory approval.

Under this agreement, Lundin Mining will receive an up front cash payment from Silverstone of US $42.5 million, together with 15.4 million Silverstone common shares and 4,256,250 Silverstone special warrants which are convertible into Silverstone common shares at no additional cost. The Silverstone common shares and special warrants issued to Lundin Mining are subject to a four-month hold period. Lundin Mining will also receive cash payments upon delivery of its silver production to Silverstone in an amount equal to the lesser of (a) US$3.90 per ounce of silver (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) and (b) the then prevailing market price per ounce of silver.

Each Silverstone special warrant may be exercised into one Silverstone common share at a deemed price of C$2.42 per common share at no additional consideration at any time provided that: (a) the common shares issued pursuant to such exercise would not result in Lundin Mining owning, together with any other common shares under its ownership, control or direction, 20% or more of the issued and outstanding common shares immediately after giving effect to such issuance; or (b) the shareholders of Silverstone, other than Lundin Mining, pass a resolution at a meeting of Silverstone's shareholders approving any exercise that would result in Lundin Mining owning 20% or more of the issued and outstanding common shares of Silverstone.

Silver production at the Neves-Corvo mine, located in southern Portugal, annually produces approximately 0.5 million ounces of silver contained in copper concentrate while the Aljustrel mine, scheduled to begin production in September 2007 is expected to produce approximately 1.2 million ounces of silver in lead concentrate when full production of the Feitais ore body is reached in 2009.

Silverstone is a silver mining company with 100% of its revenue from silver production. Silverstone expects to have 2007 silver sales of approximately 1.0 million ounces and increasing to 3 million ounces by late 2009. More information is available at: www.silverstonecorp.com.

João Carrêlo, Executive Vice President and COO of Lundin Mining, commented, "As we continue to explore the group's significant organic growth potential, the Company is currently investigating several opportunities to increase production at both of our operations in Portugal. At Neves-Corvo the life of mine business plan is being reviewed with the aim of optimizing the exploitation of its substantial copper and zinc resources by increasing future metal production at the mine. As the Aljustrel mine prepares to commence production in September 2007, management is considering alternatives that would significantly augment production levels by including additional resources into the mine plan. The agreement to sell the silver production, which for Lundin Mining is a by product, allows us to focus on and develop our core metals."

Lundin Mining Corporation
News Release

Lundin Mining is a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. In addition to the Neves-Corvo mine in Portugal, the Company operates the Zinkgruvan and Storliden mines in Sweden and the Galmoy mine in Ireland

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.